China Ticket Center, Inc.
                     28248 North Tatum Blvd., Suite B-1-434
                            Cave Creek, Arizona 85331
                                 (602) 300-0432

                                  May 20, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, NE
Washington, D.C. 20549

Attention: Ronald E. Alper, Esq., Staff Attorney
           Lilyanna Peyser, Esq., Staff Attorney
           H. Christopher Owings, Assistant Director

Re: China Ticket Center, Inc.
    Registration Statement on Form 10-12G
    Filed on March 30, 2011
    File No. 000-54317

Dear Madam or Sir,

     This letter is in response to your letter to me of April 26, 2011, regarding the above referenced matter ("Comment Letter"). China Ticket Center, Inc. is filing an amendment to the referenced Form S-1 ("amendment") along with this letter.

     Our responses to the Comment Letter follow:

GENERAL:

ITEM 1. BUSINESS, PAGE 1

FORM OF ACQUISITION, PAGE 4

2. PLEASE DISCLOSE WHETHER YOU INTEND TO PROVIDE SHAREHOLDERS WITH COMPLETE DISCLOSURE CONCERNING A TARGET COMPANY AND ITS BUSINESS, INCLUDING AUDITED FINANCIAL STATEMENTS, PRIOR TO ANY MERGER OR ACQUISITION. PLEASE PROVIDE MORE DETAIL AS TO HOW THE COMPANY INTENDS TO SEARCH FOR A TARGET COMPANY, ADDRESSING MATTERS SUCH AS THE APPROXIMATE NUMBER OF PERSONS WHO WILL BE CONTACTED OR SOLICITED AND THEIR RELATIONSHIP TO THE COMPANY'S PROMOTERS OR MANAGEMENT.
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Response:

     In response to this comment, we have amended our filing (see pages 4 and 5 of the amendment) by clarifying the manner in which we will search for a target company, the approximate number of persons who will be contacted or solicited. We have also added the following new paragraph on page 5 our the amendment:

     "Prior to consummating any merger or acquisition, we will require the target business to provide financial statements that have been audited by a PCAOB accounting firm. Our management team is comprised of our three stockholders, who own 100% of our Common Stock. Each member of our management team will participate in the negotiations with, and due diligence review of, potential targets. In the event that we have additional stockholders who are not part of our management team, we will provide such stockholders with complete (SEC "Form 10" level) disclosures, including audited financial statements, about the targets and their businesses prior to consummating any acquisition or merger transaction."

ITEM 1A. RISK FACTORS, PAGE 6

4. IF MATERIAL, PLEASE ADDRESS THE FOLLOWING RISKS, OR ADVISE:

     * YOUR ABILITY TO "MEET THE COSTS OF FILING EXCHANGE ACT REPORTS DURING THE NEXT 12 MONTHS."
     * YOUR MANAGEMENT TEAM HAS NOT COMMITTED TO PAY THE COSTS OF FULFILLING YOUR EXCHANGE ACT REQUIREMENTS "BEYOND THE PREPARATION OF THE FORM 10-K FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011."
     * IF YOU ENTER INTO A BUSINESS COMBINATION WITH A TARGET ENTITY, YOU "WILL REQUIRE THE TARGET COMPANY TO PAY THE ACQUISITION RELATED FEES AND EXPENSES AS A CONDITION PRECEDENT TO SUCH AN AGREEMENT."
     *    YOUR STOCK LIKELY WILL BE SUBJECT TO RULES REGARDING "PENNY STOCK."

Response:

     In response to this comment, we have added the following risk factors to our filing:

"IF AND WHEN TRADED, OUR COMMON STOCK WILL LIKELY BE CONSIDERED A "PENNY STOCK" AND SUBJECT TO "PENNY STOCK RULES," WHICH COULD MAKE IT DIFFICULT FOR OUR STOCKHOLDERS TO SELL THEIR SHARES OF OUR COMMON STOCK.

     The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 other than securities registered on certain national securities exchanges or quoted on the OTC Bulletin Board system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. However, even stocks quoted on the OTC Bulletin Board system can still qualify as penny stocks. Our Common Stock will more than likely be considered a penny stock.

     The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC, which:

     * contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
     * contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements;
     * contains a brief, clear, narrative description of a dealer market, including "BID" and "ASK" prices for penny stocks and the significance of the spread between the bid and ask price;

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     *    contains a toll-free  telephone  number for inquiries on  disciplinary actions;
     * defines significant terms in the disclosure document or in the conduct of trading penny stocks; and
     * contains such other information and is in such form (including language, type, size, and format) as the SEC shall require by rule or regulation.

     The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer:

     *    with bid and offer quotations for the penny stock;
     * the compensation of the broker-dealer and its salesperson in the transaction;
     * the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
     * monthly account statements showing the market value of each penny stock held in the customer's account.

     In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our securities because it will be subject to these penny stock rules. Therefore, security holders may have difficulty selling those securities."

"WE WILL BE SUBJECT TO THE PERIODIC REPORTING REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934 WHICH WILL REQUIRE US TO INCUR AUDIT FEES AND LEGAL FEES IN CONNECTION WITH THE PREPARATION OF SUCH REPORTS. THESE COSTS COULD REDUCE OR ELIMINATE OUR ABILITY TO EARN A PROFIT.

     We will be required to file periodic reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. In order to comply with these regulations, our independent registered public accounting firm must review our financial statements on a quarterly basis and audit our financial statements on an annual basis. Moreover, our legal counsel has to review and assist in the preparation of such reports. The costs charged by these professionals for such services cannot be accurately predicted at this time because of factors such as the number and type of transactions that we engage in and the complexity of our reports cannot be determined at this time and will have a major effect on the amount of time to be spent by our auditors and attorneys.

     However, the incurrence of such costs will obviously be an expense to our future operations and could have a negative effect on our ability to meet our overhead requirements and earn a profit. We may be exposed to potential risks resulting from new requirements under Section 404 of the Sarbanes-Oxley Act of 2002. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information and the trading price of our common stock could drop significantly.

     Our management team has verbally committed to pay the costs of preparing our Form 10 registration statement, including the cost of having our financial statements audited. In addition, our management team has verbally committed to pay the costs of our preparation of our periodic reports required by the Securities Exchange Act of 1934 and the rules and regulations thereunder through March 31, 2013, the date by which our Form 10-K for the fiscal year ending December 31, 2012 must be filed. However, in the event that members of our management team are unable or become unwilling to pay these costs in the future, we may not be able to file our periodic reports on a timely basis and maybe not at all, which would result in our common stock being delisted from a securities exchange or not being quoted on the Over-the-Counter Bulletin Board or the OTC Markets, in which event our shares would become illiquid and our investors could lose any or all of the money they have invested in us.

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WE MAY NOT FIND A BUSINESS COMBINATION TARGET THAT IS ABLE OR WILLING TO PAY THE
COSTS ASSOCIATED WITH A BUSINESS COMBINATION, WHICH COULD PREVENT US FROM CARRYING OUT OUR BUSINESS PLAN.

     We will attempt to locate a business combination target that is willing to pay the costs associated with a business combination, including, but not limited to, legal fees, auditing fees and costs associated with filing our periodic reports under the Securities Exchange Act of 1934. In the event that we do not have the funds available to pay such fees and costs or we are unable to enter into a business combination agreement with a target that is willing to pay such fees and costs, then we will not be able to fulfill our business plan and our investors could lose part or all of their investments in our shares."

MANAGEMENT'S PLAN OF OPERATION, PAGE 12

5. PLEASE ADD YOUR LACK OF DIVERSIFICATION AS AN ITEM IN THE RISK FACTORS SECTION, CONSIDERING YOU REFER TO IT AS A "SUBSTANTIAL RISK."

Response:

     In response to this comment, we have amended our filing by adding the following risk factor to page 11 of the amendment:

"AN   INVESTMENT   IN  OUR   SECURITIES   WILL  BE  RISKY  SINCE  WE  WILL  LACK
DIVERSIFICATION.

     Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management's plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us because it will not permit us to offset potential losses from one venture with whom we have combined against gains from another venture with whom we could have acquired if we had greater financial resources."

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PAGE 15

6. PLEASE PROVIDE MR. XU'S CORRECT TITLE OR ADVISE.

Response:

     In response to this comment, we have corrected Mr. Xu's title.

     7. PLEASE DESCRIBE THE SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS THAT LED TO THE CONCLUSION THAT MESSRS. XU, TAN AND ZHANG SHOULD SERVE AS DIRECTORS IN LIGHT OF YOUR BUSINESS AND STRUCTURE. PLEASE SEE ITEM 401(E)(L) OF REGULATION S-K. IN ADDITION, PLEASE DESCRIBE THE PRINCIPAL BUSINESS IN WHICH EACH OF BEIJING HENGTONGLIHUA INFORMATION TECHNOLOGY CO. LTD., BEIJING TOP TRAVEL FLIGHT SERVICES CO. LTD., GL CAPITAL (NINGBO) INVESTMENT, CONSULTANT AND MANAGEMENT CO., LTD., JOLMO (FOSHAN) INVESTMENT, CONSULTANT AND MANAGEMENT CO. LTD. AND ADVANCEX (GUANGZHOU) INVESTMENT & CONSULTING CO. LTD. IS ENGAGED.

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
Response:

     In response to this comment, we have revised our filing to describe the specific experience, qualifications, attributes or skills that led to our conclusion that Messrs. Xu, Tan and Zhang should serve as directors in light of our business and structure by adding a new section entitled "Qualifications of Our Directors" on page 18 of the amendment. We have also described the principal business in which each of the above named business is engaged by revising the biographical information for Messrs. Xu, Tan and Zhang on page 17 of the amendment.

ITEM 6. EXECUTIVE COMPENSATION, PAGE 16

8. PLEASE IDENTIFY MR. KEAVENEY OR ADVISE.

Response:

     We have deleted the reference to Mr. Keaveney as it was inadvertently contained in our filing.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE, PAGE 16

9. PLEASE REVISE TO INCLUDE THE DISCLOSURE REQUIRED BY ITEM 404(C) OF REGULATION S-K REGARDING PROMOTERS.

Response:

     In response to this comment, we have revised our disclosure in Item 7 of the filing to state as follows:

"Hongqiang Xu, Zhiguo Tan and Qieping Zhang in exchange for cash consideration equal to the $.0001 par value per share. Messrs. Xu, Tan and Zhang are founders of our Company."

"We do not have any independent directors."

ITEM 11. DESCRIPTION OF SECURITIES, PAGE 18

10. PLEASE REVISE THIS SECTION TO CLARIFY THAT THERE IS NO GUARANTEE YOUR STOCK WILL BE LISTED ON AN EXCHANGE OR QUOTED ON THE OTC BULLETIN BOARD AND THAT, EVEN IF YOUR STOCK IS LISTED ON AN EXCHANGE OR QUOTED ON THE OTC BULLETIN BOARD, THERE IS NO GUARANTEE THAT A MARKET FOR YOUR STOCK WILL DEVELOP OR BE SUSTAINED. IN ADDITION, WE NOTE YOUR STATEMENT THAT YOU "MAY HAVE A MARKET MAKER APPLY FOR QUOTATION OF [Y]OUR SECURITIES ON THE OVER-THE- COUNTER BULLETIN BOARD"; PLEASE REVISE YOUR DISCLOSURE TO CLARIFY THAT THERE IS NO GUARANTEE THAT YOU WILL FIND A MARKET MAKER TO APPLY FOR QUOTATION ON YOUR BEHALF OR THAT ANY SUCH APPLICATION WILL BE ACCEPTED.

Response:

         In response to this comment, we have amended our filing by adding the following language in the third paragraph on page 22 of our amendment:

"We cannot assure you (i) that we will find a market maker to apply for quotation on the Over-the-Counter Bulletin Board on our behalf; (ii) that any such application will be accepted or approved by FINRA; (iii) that our common stock will be listed on an exchange or quoted on the Over-the-Counter Bulletin Board; or (iv) that, even if our common stock is listed on an exchange or quoted on the Over-the-Counter Bulletin Board, a market for our common stock will develop, or if developed, that a market for our common stock can be sustained."

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ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS, PAGE 20

11. PLEASE FILE AS AN EXHIBIT ANY SUBSCRIPTION AGREEMENT THAT YOU USED IN ISSUING SHARES TO YOUR OFFICERS AND DIRECTORS, OR ADVISE US SUPPLEMENTALLY THAT YOU DID NOT USE SUCH AGREEMENTS.

Response:

     In response to this comment, we have inserted the subscription agreements of our three officers as Exhibits 10.1, 10.2 and 10.3.

Report of Independent Registered Public Accounting Firm, page F-l

12. PLEASE HAVE YOUR AUDITORS REVISE THE FIRST PARAGRAPH OF THEIR REPORT TO ENSURE THE DATES OF THE REFERENCED FINANCIAL STATEMENTS MATCH THE DATES OF THE FINANCIAL STATEMENTS BEGINNING ON PAGE F-2.

Response:

     Our auditor has revised its report with the correct dates and such revised report is included with this amendment.

Exhibit 23.1 - Consent of Accountants

13. AS INDICATED BY THE EXHIBIT TABLE IN ITEM 601 OF REGULATION S-K, YOU ARE NOT REQUIRED TO PROVIDE A CONSENT FROM YOUR AUDITORS WITHIN THIS FORM 10. IF YOU DECIDE TO RETAIN THE CONSENT, HOWEVER, PLEASE ENSURE YOUR AUDITORS REVISE THEIR LANGUAGE TO COMPLY WITH RULE 436 OF REGULATION C. FOR EXAMPLE, YOUR AUDITOR SHOULD EXPRESSLY CONSENT TO THE USE OF THEIR REPORT WITHIN THIS FORM 10 AND SHOULD NOT REFER TO "ANY FILINGS THAT ARE NECESSARY NOW OR IN THE NEAR FUTURE.

Response:

     In response to this comment, we have deleted the consent from our auditors from our filing.

                        General Amendments to Our Filing

     In addition to the amendments and revisions described above, we have made various minor updating revisions to the dates of information in some of the tables and other sections in the filing, updated consents of our auditors and legal counsel and we have corrected a few typographical errors.

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     Please address any further  comments to our attorney,  David E. Wise,  Esq.
Mr. Wise's contact information is set forth below:

                          Law Offices of David E. Wise
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                             Email: wiselaw@gvtc.com

Sincerely,


By: /s/ Hongqiang Xu
-------------------------------
Hongqiang Xu
President


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